Exhibit E-3

Exhibit E-3

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

EIDOS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER TWO ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PRUCLT HSBC GIS NOM (UK) PAC AC	3,540,000

PRUCLT HSBC GIS NOM (UK) PPL AC	662,000

5) Number of shares/amount of stock acquired.

UNKNOWN

6) ( N/A %) of issued Class -

UNKNOWN

7) Number of shares/amount of stock disposed

–

8) ( N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

UNKNOWN

11) Date company informed

25/10/02

Exhibit E-3

12) Total holding following this notification

4,202,000

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

INITIAL 3% THRESHOLD NOTIFICATION RECEIVED RE PART VI COMPANIES ACT 1985

15) Name of contact and telephone number for queries

MICHAEL ARNAOUTI

0208 636 3434

16) Name and signature of authorised company official responsible for making this notification

AS PER 15 ABOVE COMPANY SECRETARY

Date of Notification ...28/10/2002..

Exhibit E-3